INVEST IN TWO'S KOA WARRIORS: FILM

A Sci-fi film about time travel and what you would say to your younger self


TWO'S KOA
WARRIORS
A HAWAIʻI TIME TRAVEL FILM

twoskoawarriors.com Los Angeles CA

Entertainment Community Film Media

Highlights

1. Professional creative team with over 40+ years of working experience in the industry and relationships
2. Our film taps into Asian-American market that rose to $1 trillion in 2018 and 81% subscribe to at least one SVOD
3. Creative group of filmmakers that aim to authentically represent an underrepresented community with a fresh voice
4. Producing team has access to free locations raising a "micro-budget" film to the standards of a 1+ million dollar budget

Our Team



Joshua Dizon Writer and Director

Award winning Filmmaker & Actor. Former in-house Art Director at Disney, working in the industry for 10+ years.

> The story is not only personal but important for us to tell. The team that we have formulated for this project are all dedicated to telling authentic underrepresented stories true to their culture. We feel it's important and critical in independent films and there is an audience hungry for these stories.



O.Z. Ozmen Producer

Award winning Producer. Working with brands like Disney, Dreamworks, Ford, Lexus and Universal Studios.



Mitchell D Jones Producer

Great working relationships with brands like Netflix, ESPN, Target and Disney. Mitchell excels at producing well crafted projects under budget.

Two's Koa Warriors

Finding a time travel device in Hawaiʻi, a couple of young locals find themselves on an adventure as the youngest goes missing. Teaming up with their older selves they are forced with the question of if they are happy with how the end up.

Caught in the middle of a war between time travelers, the group must navigate their futures as well as their pasts to reunite in their own time. Will they all make it back to their own times, and if they do will they be the same?




TWO'S KOA WARRIORS
WHAT WOULD YOU SAY TO YOUR YOUNGER SELF?
COMING SOON

The Story

Two's Koa Warriors is a coming of age, science fiction story about facing what you've become and atoning for the past. The film uses time travel and the genre of science fiction as a backdrop opening the heart of the film to really shine in conversations and experiences when your future and past self can collide.

Jay wrote this film with the idea of budget in mind. We're able to shoot at beautiful locations for little to no cost while delivering on poignant and relative themes and crafting a unique film. With that in mind we're able to increase the appeal for a positive return on investment for our film.

Two's Koa Warriors can be boiled down to a simple universal theme "What would you say to your younger self?" and "What would your younger self need to hear from you?"

Our Audience

Hawaii's native culture has been infused with many different influences and reshaped today with the migration of Asian-Americans from the sugar plantations and American policies. With this we aim to tell an authentic story of the culture today. Asian-American and Pacific Islander stories have been largely unrepresented in American cinema but are quickly growing with films like *Crazy Rich Asians* and *The Farewell* (which dethroned Avenger's End Game for biggest per-theater average for ticket sales in 2019) have capitalized on the untapped market with critical acclaim.

Two's Koa Warriors will engage with audiences that loved films like Taika Waititi's *JoJo Rabbit*, the films of Barry Jenkins and classic Spielberg. Our immersive cinematography and complex authentic characters will draw audiences to the deeper layers a genre film has to offer.

Our film combines the two vibrant and loyal demographics (Sci-fi, and Asian-American/Pacific Islander) while also speaking to a larger audience with universal themes. With notes of classic Spielberg the film incites a little something for everyone, even if it's just nostalgia, while diving deeper into cultural themes and engaging character arcs that will resonate with audiences long after they leave the theater, to hopefully spread good word of mouth.

We will maintain a prominent and active presence on Facebook, Instagram, Twitter and YouTube, in order to connect to audiences. We will also engage with college groups and focus on urban markets where these demographics have a strong presence in order to spread good word of mouth and continue to build our audience.

Attached Cast

Dana Powell to play "Temple"





Dana is a comedy force coming from big hits like Modern Family, Bridesmaids and The Good Place but she has the depth to portray one of the antagonist forces against our group. "Temple" is one of the future time travelers tasked with the responsibility of maintaining the timeline, although she is one of the opposing forces to our protagonists, she's not necessarily wrong in her pursuit.

Our Business Plan

Our financing will entirely go to the production of this film; our locations, equipment, cast and crew. If the film comes under budget the following budget will be rolled into digital marketing to maximize our festival presence and release of the film.

In addition to the large Asian-American and Pacific Islander demographic, the film also benefits from being in the Science Fiction genre. Much like Horror, Sci-fi has a loyal and attentive thriving fan-base and community that we believe this film will appeal to.

Director's Statement

My hope is to tell a unique story within the backdrop of time travel. Allowing to explore ambitious ideas but keeping the story intimate and where it matters; the characters. Telling Asian- American and Pacific Islander stories with their heritage not being the forefront of the story but enhancing the original ideas and catering the films cultural themes. Having indigenous and local Hawaiians as the protagonists in their homeland breathes a fresh take on the Sci-fi, coming of age story. Portraying characters playing against stereotypes found in American films, written as the complex and interesting character they are, not just the "others"

Although I am not a Native Hawaiian, Hawai'i has always been very close to me and my family's history. I'm a first generation American and my entire Filipino family has lived in Hawaii since coming to the United States. My story is similar to that of many other Pacific Islander and Asian Americans who have integrated into Hawaiian culture and contributed their own history to make up the incredibly diverse and profound community there today. Hawaiian culture has changed and adapted rapidly because of its history with the United States and the United State's role in relocating Asian Americans from the mainland. These American policies and their effects are now clearly reflected in the traditions and community of Hawaii. While this is a pivotal piece of American history, it is our belief that is has not been widely disseminated, leaving important American voices unheard and underrepresented. Today, Hawaii has so much character and unique voice that is very much loved and instantly felt by visitors. I want to give a spotlight to the many Asian and Pacific Islander voices that have not had their day in American cinema past Moana.

Looking back on our decisions and how they have influenced our growth as individuals is universal, but it is of the utmost importance to the cultures and communities in Hawaiian tradition. In writing this story, I feel that I am obligated to convey a pure and truthful depiction of the stories of my family and so many other Asian Americans and Pacific Islanders. These stories of my people, told in the format of film, are intended not only to reach those who's experiences are depicted, but are also intended to be universally understood and felt by all.

My hope is to tell a unique story within the backdrop of the Sci-fi genre with time travel, which allows to explore ambitious ideas but keeping the story intimate and personal. Telling Asian American and Polynesian stories with their heritage not being the sole forefront but instead enhancing the original ideas. Having indigenous and local Hawaiians behind and in front of the camera in their homeland breathes a fresh take on the sci-fi, coming of age story.

Clip-o-matic

Here's a clip-o-matic using a scene from the film to convey a taste of the overall tone.


Two's Koa Warriors Clip-O-Matic
from Randi Atkins
TWO'S KOA WARRIORS PROMO
DIR.: JAY DIZON
03:18
vimeo

/37422798cd

Our Team

Our creative and producing team is composed of many gifted and talented individuals that have had prolific careers thus far from working with top brands like Disney, Nike, Dreamworks, Universal, Seasame Street, Netflix, ESPN, Vogue, Google, and many more. Luckily we were able to learn from those top brands and bring with us that experience on our project to market our film to it's full potential.

Not only do we have the experience to create great products but we have extensive experience and knowledge working with these brands creating content promoting their big budget films in the new age of social media.

Our producing team was lucky enough to come into their roles in the industry just as it was adapting to the new digital age today. There was a shift in the industry where the biggest studios realized the power social media platforms. Which offered the opportunities to experiment and fine tune all avenues that worked and didn't work, even at the top level. We were part of the very small teams that did all promotional digital content in Disney and Dreamworks promoting their high budget films to the new audience. Where we refined our film making skills while being able to test and see what worked promoting to large audiences.

The Location

Our locations are very critical to the role of the film for tone and setting as well as presenting the production value higher than it actually is.













What that means for you: The film has gorgeous landscapes which will give the production a high production value making the film look and feel like a multi-million dollar project which in turn appeals to wider audiences and markets. Producers have little to no cost on most of the locations which allows our budget to stretch farther.

Past Projects:

Take a look at some of our previous projects:


Zō no mori
from Jay Dizon
象の森
Zō no mori
05:05
vimeo


The Centurion Six
from Jay Dizon
16:32
vimeo


Do It Justice by Nate Townsend
Watch later
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> *"Zo no Mori" & "The Centurion Six" Directed by Jay Dizon, Cinematography by Kyle Krupinski "Do It Justice" Directed by Nate Townsend, Cinematography by Kyle Krupinski*

The Budget

Where the budget goes is obviously important. But 100% of investments will go towards what you see on the screen. We're able to maximize the budget because of producers relations to talent, crew, and locations.

To complete and deliver the film we will need to hit our minimum of $150,000. This is the bare bones of what we will need to get the film "in the can". Reaching our ideal goal of $300,000 allows the project the room to be to it's full potential. This is the number that will all be shown on screen and what we mean by that is, the additional bigger ideal budget buys us better and more crew, equipment, talent, etc. In turn it allows for more time on set which means faster work, more curated shots, time to get the perfect takes on necessary emotional high points in the film.

The ideal goal has been meticulously figured out. We don't need a multi-million dollar budget to make this film amazing. $300,000 is the perfect amount to give this film the life it needs.



Two's Koa Warriors
6%
Travel & Living
13%
Production Expenses
12%
Production Unit
7.5%
WeFunder Fee
10%
Art & Production Design
15%
Cast
13.5%
Camera Department
15%
Post Production
8%
Covid Compliance

*this is a rough example of our budget top sheet for more in-depth look feel free to email us!

Sketchbook Supplement

Filmmaking is a long and worth while investment so it can be awhile till you begin to see the project and see a profit. We wanted to give something tangible in the meantime so as a gift every investor in this project will receive a free photo book of the Director's notes/sketches/photos/storyboard all involved in the development of the